UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-38894

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mayville Engineering Company, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mayville Engineering Company, Inc.

715 South Street

Mayville, Wisconsin 53050

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 on Form 11-K/A ("Form 11-K/A"), which amends the Annual Report on Form 11-K of the Mayville Engineering Company, Inc. 401(k) Plan (the “Plan”) filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2020 (the "Original Form 11-K"), is to include the information under the heading “Reliance on Order” as an Explanatory Note of the Form 11-K/A. No other changes have been made to the Original Form 11-K, and this Form 11-K/A does not amend, update, or change any other disclosures contained in the Original Form 11-K, which is included herein in its entirety.

Reliance on Order

Due to the coronavirus (COVID-19) pandemic, the Mayville Engineering Company, Inc. 401(k) Plan (the “Plan”) filed a Form 8-K on June 25, 2020 (the “Form 8-K”) to avail itself of an extension to file its Annual Report on Form 11-K for the plan year ended December 31, 2019 (the “Report”). The Plan is relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities and Exchange Act of 1934, as amended, dated March 25, 2020 (Release No. 34-88465).

As previously reported, Mayville Engineering Company, Inc. (the “Company”), which is the sponsor of the Plan, has taken cost reduction measures in response to the impact of the COVID-19 pandemic on its business including forced vacation, temporary layoffs, permanent layoffs, and other ad-hoc measures. In addition, the pandemic has disrupted normal interactions with accounting personnel, legal advisors and others involved in the preparation and review of the Report, which prevented the Company from completing the tasks necessary to file this Report by its due date.

Mayville Engineering Company, Inc. 401(k) Plan

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE―*
Form 5500, Schedule H, Part IV, Line 4i―Schedule of Assets (Held at End of Year) as of December 31, 2019	9
SIGNATURE	11
EXHIBIT
Consent of Independent Registered Public Accounting Firm

*        Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee

Mayville Engineering Company, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mayville Engineering Company, Inc. 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2020.

Milwaukee, Wisconsin

August 3, 2020

Mayville Engineering Company, Inc.

401(k) Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2019	2018
Assets:
Investments at fair value:
Mutual funds	$ 67,069	$ 46,021
Collective trust fund	5,158	5,190
Corporate common stocks	30,021	—
Total investments at fair value	102,248	51,211
Receivables:
Company contributions	3,690	696
Notes receivables from participants	363	—
Total receivables:	4,053	696
Net assets available for benefits	$ 106,301	$ 51,906

See Notes to Financial Statements

Mayville Engineering Company, Inc.

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended December 31, 2019
Additions:
Investment income:
Net appreciation in fair value of investments	$ 4,885
Interest and dividends	965
Total investment income	5,850
Interest income on notes receivable from participants	20
Contributions:
Participants	4,782
Company	3,690
Rollovers	13,465
Total contributions	21,937
Total additions	27,807
Deductions:
Benefits paid to participants	12,962
Administrative expenses	199
Total deductions	13,161
Net increase before transfers	14,646
Plan transfers (see Note 4)	39,749
Net increase after transfers	54,395
Net assets available for benefits:
Beginning of year	51,906
End of year	$ 106,301

See Notes to Financial Statements

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

(in thousands)

Note 1. Description of Plan

The following description of the Mayville Engineering Company, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Mayville Engineering Company, Inc. (the Company). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and the purpose is to enable eligible employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Employees become eligilble to participate in the Plan on the first entry date after an employee’s hire date. The entry dates of the Plan are January 1, April 1, July 1 and October 1.

Employees are also eligible to receive Company profit sharing contributions after they have completed 1,000 hours of service within a plan year and are employed by the Company on the last day of the Plan year.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. Participants may elect to have any portion, or all of their contributions designated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

The Company contributes a safe harbor non-elective contribution based upon 3% of compensation. The Company may also contribute a discretionary contribution. For a participant to receive a Company contribution, the participant must work 1,000 hours duirng the year and be employed at the end of the year. The Company contributed a safe harbor non-elective contribuiton of $3,690 for the year ended December 31, 2019 in the form of company stock. The safe harbor non-elective contribution was funded in the subsequent year and was recorded as a Company contribution receivable.

Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s contributions and plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and non-elective safe harbor contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continous service. Participants are 100% vested in the Company’s discretionary contributions after two years of credited service. Upon a participant’s death or total disability, each participant’s accrued benefits shall become 100% vested.

Notes Receivable From Participants

Participant loans are not permitted by the Plan.

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

Certain employees who became eligible participants in the Plan related to the Company’s acquisition of Defiance Metal Products Co. (DMP) on December 12, 2018, were allowed a one-time rollover of their participant loan balance from their prior 401(k) plan.  These loan balances will be paid off under the Plan. The total loan balance transferred to the Plan during 2019 was $557. The remaining balances as of December 31, 2019 was $363.  These loans are secured by the vested balance in the participant’s account and are repaid over various terms. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Active participants may elect a lump sum in-service or hardship distribution as eligible according to the plan document under certain conditions. On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments. For termination of service and for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. However, if the value of the vested benefit is less than $5, a lump sum distribution will be made regardless of whether or not an election has been made.

Forfeited Accounts

At December 31, 2019 and 2018, forfeited nonvested accounts totaled $25, and $7, respectively. These accounts will be used to reduce future company contributions or administrative expenses. In 2019, company contributions were reduced by $7 from forfeited nonvested accounts.

Administration

The Company is the administrator of the Plan and has appointed Wells Fargo Bank, N.A as recordkeeper, custodian and trustee. The custodian is responsible for investing and safekeeping all of the assets of the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). Accordingly, the Plan’s financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and changes therein, and disclosure of contigent assets and liabilities. Actual results could differ from those estimates.

Notes Receivables From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019. If a participant ceases to make note repayments and the Plan administrator deems the participant to be in default, the participant note balance is reduced and a benefit payment is recorded.

Expenses

Administrative expenses may be paid either by the Plan or by the Company. Expenses paid by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

included in administrative expenses. In addition, certain investment related expenses are included in net appreciation in fair value of investments.

Payments of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date of this report.

The coronavirus (COVID-19) pandemic has had, and will continue to have, a negative impact on the Company’s business, financial condition, cash flows and results of operations, although the full extent is uncertain. The Company has taken cost reduction measures in response to the impact of the COVID-19 pandemic on its business including foreced vacation, temporary layoffs, permanent layoffs, and other ad-hoc measures, however; nothing has been changed to an extent that would prevent the Company from continuing to adequetely serve its customers. The Company is continuing to evaluate its cost structure and may implement additional cost reduction measures as necessary due to economic challenges, resulting from the COVID-19 pandemic. As the pandemic continues to rapidly evolve, the extent of the impact on the Company’s business, financial condition, cash flows and results of operations will depend on future developments, all of which are highly uncertain and cannot be predicted at this time. In addition, the impacts of COVID-19 may result in greater volatility to plan investments, including MEC stock.

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their company contributions.

Note 4. Plan Transfers

Plan transfers for the year ended December 31, 2019 consists of:

2019
DMP note receivable from participants	$ 557
ESOP diversification	5,932
Safe harbor ESOP transfer	33,260
Total	$ 39,749

DMP note receivable from participants Certain employees who became eligible participants in the Plan related to the Company’s acquisition of DMP in December 2018, were allowed a one-time rollover of their note receivable balance from their prior 401(k) plan. These note balances will be paid off by the participants’ periodic note payments through payroll.

ESOP Diversification Plan participants who also participate in the Mayville Engineering Company, Inc. Employee Stock Ownership Plan (ESOP) and meet certain eligibility requirements of that Plan are allowed to transfer a portion of their account balances from the ESOP to the 401(k) Plan under the diversification provisions of the ESOP Plan.

Safe Harbor ESOP transfer On October 15, 2019, the Company’s Employee Stock Ownership Safe Harbor Plan was terminated and consolidated within the 401(k) Plan.

In addition to the above, of the $13,465 of rollovers listed on the Statement of Changes in Net Assets Available for Benefits, $2,046 relate to rollover contributions from the Company’s Employee Stock Ownership Plan.

Note 5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the abilitiy to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specificed (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level  3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual Funds – Valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Company Stock – Valued at the daily closing price as recorded by the New York Stock Exchange.

Collective Trust Fund – Valued at the NAV of units of a collective trust fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate the fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common collective trust, the investment advisor reserves the right to delay withdrawal from the trust for twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 67,069	$ —	$ —	$ 67,069
Company stock	30,021	—	—	30,021
Investments measured at NAV:
Collective trust fund**				5,158
Total investments at fair value				$ 102,248

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 46,021	$ —	$ —	$ 46,021
Investments measured at NAV:
Collective trust fund**				5,190
Total investments at fair value				$ 51,211

**   Certain investments that were measured at net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 6. Tax Status

The Company adopted a prototype volume submitter profit sharing 401(k) Plan with a cash or deferral arrangement which received a letter from the IRS dated March 31, 2014, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Note 7. Party-in-Interest and Related Party Transactions

Certain Plan investments are shares in a mutual fund and a collective trust fund managed by the Trustee and, therefore these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Fees paid by the Plan for other administrative services amounted to $199 for the year ended December 31, 2019, which is included under administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

The Plan also offers the Mayville Engineering Company (MEC) Stock Fund, which primarily consists of common stock as an investment option. The Company is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2019, the Plan held 3,148,298 shares of common stock. The Plan received proceeds from the sale of Company shares of $6,859 and realized a gain of $996 on these sales during 2019. The sales were participant directed transactions in 2019.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Mayville Engineering Company, Inc.

401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

(in thousands)

Plan Sponsor: Mayville Engineering Company, Inc.

Plan Sponsor EIN:  39-0944729

Plan Number:  003

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrow, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Mutual Funds
	T. Rowe Price	Retirement 2025	**	$ 6,135
	Janus Henderson	Forty Fund S	**	5,613
	T. Rowe Price	Retirement 2030	**	5,382
	T. Rowe Price	Retirement 2035	**	5,026
	T. Rowe Price	Retirement 2020	**	4,506
	T. Rowe Price	Retirement 2040	**	3,864
	T. Rowe Price	Retirement 2045	**	3,339
	American Funds	Fundamental Invs R4	**	3,230
	T. Rowe Price	Retirement 2050	**	2,699
	PIMCO	Total Return Adm	**	2,614
*	Wells Fargo	Index Adm	**	2,587
	Fidelity	Adv. Stock Selector Mid Cap A	**	2,407
	American Funds	EuroPacific Growth R4	**	2,382
	MFS	Value R3	**	2,118
	Nuveen	Small Cap Select I	**	1,773
	Janus Henderson	Research Fund S	**	1,729
	T. Rowe Price	Retirement 2055	**	1,727
	Oakmark	Select Investor	**	1,513
	American Funds	Capital World G/I R4	**	1,495
	Goldman Sachs	Small Cap Value Inst	**	938
	Nuveen	Mid Cap Growth Opportunities I	**	926
	T. Rowe Price	Retirement 2060	**	909
	JPMorgan	Mid Cap Value R4	**	898
	Nuveen	Real Estate Securities I	**	776
	Fidelity	Advisor High Income Advantage A	**	749
	T. Rowe Price	Retirement Balanced	**	740
	Vanguard	Inflation-Protected Secs Adm	**	498
	T. Rowe Price	Retirement 2015	**	352
	T. Rowe Price	Retirement 2010	**	143
	Total Mutual Funds			67,069
	Collective Trust Fund
*	Wells Fargo	Stable Return Fund N35	**	5,158
	Corporate Common Stocks
*	MEC	Stock Fund	**	30,021
*	Participant Loans	Interest Rates Ranging From 4.25% - 6.25%, Maturity Varies Through 2023	$0	363
	Total			$ 102,611

	* Represents a party-in-interest to the Plan.

	** Information not required for participant directed investments

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

See report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mayville Engineering Company, Inc. 401(k) Plan

Date: August 27, 2020	By:	/s/ Todd M. Butz
Todd M. Butz
Chief Financial Officer